VIA EDGAR

April 29, 2019

Securities and Exchange Commission

Division of Investment Management

Attn: Raymond Be, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	Complaint Letter regarding User-Friendly Phone Book, LLC’s Preliminary Proxy Statement on Schedule 14A, filed on April 25, 2019

Dear Mr. Be:

On behalf of Rand Capital Corporation (the “Company”), we submit this complaint letter to advise the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) of the following issues we have identified in our review of the preliminary proxy statement on Schedule 14A (File No. 814-00235) of User-Friendly Phone Book, LLC (“UFPB”), as filed with the SEC on April 25, 2019 (the “UFPB Preliminary Proxy Statement”) and other recent filings that have been made by UFPB with the SEC.

Deficiencies in Section 13 Beneficial Ownership Reporting

1.	UFPB filed a Schedule 13D beneficial ownership report to report its ownership of shares of common stock of the Company (“Common Stock”) on June 21, 2018, which initial Schedule 13D was subsequently amended on June 22, 2018, March 27, 2019, April 10, 2019 and April 25, 2019 (as amended the “UFPB Schedule 13D”). As reported in the initial UFPB Schedule 13D, UFPB is a wholly-owned subsidiary of User-Friendly Holding, LLC (“UFH”), and the board of managers of UFH is controlled by Jeffrey T. Stevenson (“Stevenson”). Stevenson is also reported to be a manager and the chairman of UFH. As set forth in Investment Advisers Act of 1940 Release No. 5001, dated September 7, 2018, and SEC Administrative Proceeding File No. 3-18729 (collectively the “SEC Order”), Stevenson was (i) ordered to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and Rule 206(4)-8 promulgated under the Advisers Act and (ii) ordered, together with VSS Fund Management LLC, to pay a civil money penalty to the SEC in the amount of $200,000.

Mr. Raymond Be, Esq. April 29, 2019 Page 2

UFPB represented in the initial UFPB Schedule 13D that Stevenson has “not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.” The SEC Order was entered on September 7, 2018. Despite having filed three amendments to the UFPB Schedule 13D subsequent to the entry of the SEC Order, UFPB has not revised or updated the disclosure provided in Item 2(e) with respect to Stevenson. UFPB’s failure to update the information provided in Item 2(e) to disclose Mr. Stevenson’s SEC Order is a knowing violation of Section 13(d) and Rule 13d-2 promulgated thereunder. Furthermore, it appears that UFPB has attempted to deliberately hide the relationship between Stevenson and UFPB by omitting any reference to Stevenson in any filing with the SEC made by UFPB or in any press release issued by UFPB since the date of the SEC Order. As one example, the UFPB Preliminary Proxy Statement makes no mention of Stevenson or his status as the ultimate controlling person of UFPB. This is despite the “Background of this Solicitation” section of the UFPB Preliminary Proxy Statement which discusses meetings between the Company and “representatives of User Friendly.” In every case, these representatives of UFPB included Stevenson.

2.	In a letter, dated March 27, 2019, from UFPB to the Company, which is attached as Exhibit A to the amendment to the UFPB Schedule 13D filed on March 27, 2019, UFPB stated that “the Board abrogated its duty to Rand’s shareholders by agreeing to a deal that is favorable to East at the expense of the current shareholders.” Consistent with the unsupported statements without a factual basis made by UFPB in the additional soliciting materials described below, this unsupported statement impugns on the integrity of the Company’s board of directors without a factual basis.

False Statements in Rule 14a-12 Soliciting Materials

3.	On April 22, 2019, UFPB filed a press release containing a letter to the Company’s shareholders (the “April 22 Materials”) with the SEC pursuant to Rule 14a-12 (“Rule 14a-12”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 14a-9 promulgated under the Exchange Act (“Rule 14a-9”) provides that no solicitation may contain any statement which, at the time and under the circumstances in which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements in any solicitation not false or misleading or necessary to correct any statement in any earlier communication with respect to the same meeting or subject matter which has become false or misleading.

In the April 22 Materials, UFPB announced that it had “sent” and “mailed” a letter to the Company’s shareholders on April 22, 2019 and asked the shareholders not to send a proxy to the Company. These statements were false when made. UFPB’s letter to the Company’s shareholders was not sent to Broadridge Financial Solutions, Inc. for distribution to the Company’s shareholders until, at the earliest, April 23, 2019. These knowingly false statements were made for the express purpose of seeking to delay or stop the Company’s shareholders from returning the Company’s proxies and exercising their right to vote on the proposed transactions.

Mr. Raymond Be, Esq. April 29, 2019 Page 3

Factual Inaccuracies and Unsupported Statements in Rule 14a-12 Soliciting Materials

4.	On April 26, 2019, UFPB filed a presentation (the “April 26 Presentation”) with the SEC pursuant to Rule 14a-12. The April 26 Presentation is replete with inaccurate, misleading and conclusory statements as described in greater below. Many of these statements impugn the integrity and character, and imply violations of law by, the Company’s board of directors and management without any factual support of any nature.

○	On slide 2, UFPB makes an unsupported statement without factual basis that the liquidation of the Company could result in a larger premium to the Company’s shareholders.

○	On slide 2, UFPB makes an unsupported statement without factual basis that equates the tenure of the Company’s board of directors with entrenchment and loss of independence.

○	On slide 5, UFPB makes an unsupported statement without factual basis that characterizes the timing of the announcement of the transactions as “opportunistic” relative to the Company’s stock price.

○	On slide 5, UFPB makes an unsupported statement without factual basis describing the dilution to the Company’s shareholders as representing a “hometown discount.”

○	On slide 5, UFPB makes an unsupported statement without factual basis that Company’s management pursued a transaction that only benefitted East (as defined below) at the expense of the Company’s shareholders.

○	On slide 5, UFPB makes an inaccurate statement that control of the Company is being sold at “lower than FMV.”

○	On slide 6, UFPB makes a misleading statement regarding the valuation of the contributed assets. As described in the Company’s definitive proxy statement, the Company applied the same discipline, and used the same debt and equity valuation methodologies, to evaluate and determine the fair value of the contributed assets as it uses to value the debt and equity investments that are currently part of the Company’s portfolio.

○	On slide 6, UFPB makes an unsupported statement without factual basis that implies that Company management is incentivized by employment with the new adviser to breach its fiduciary duties.

Mr. Raymond Be, Esq. April 29, 2019 Page 4

○	On slide 7, UFPB makes a misleading statement that the expected special dividend will leave shareholders with no means of paying their tax obligations. A portion of the expected special dividend will be payable in cash, which can, of course, be used to pay any tax obligations incurred as a result of the special dividend.

○	On slide 7, UFPB makes an unsupported statement without factual basis that the transactions and intended special dividend are part of a “plan” for East and Company management to dilute existing shareholders. As noted in the Company’s definitive proxy statement, members of Company management are significant shareholders with interests that are aligned with other existing Company shareholders.

○	On slide 9, UFPB states that the independence of the Company’s board of directors has been reduced, in part, due to the addition of the Company’s chief financial officer to the board of directors after the death of the Company’s prior independent chairman of the board. This statement is false. The Company’s chief financial officer is not, and has never been, a member of the Company’s board of directors.

○	On slide 9, UFPB makes unsupported statements without factual basis that again equate tenure of the Company’s board of directors with lack of independence and assigns a desire “to perpetuate annual income” as a motivation for approval of the transactions.

These statements of UFPB allege or imply serious breaches of fiduciary duties by the Company’s board of directors and management with no factual support of any nature. As such, these statements constitute violations of Rule 14a-9, which UFPB should be required to immediately remedy and bear full legal responsibility for.

5.	In an advertisement that was run in the April 28, 2019 edition of the Buffalo News (the “April 28 Advertisement”), UFPB made additional unsupported and misleading statements without factual support of any nature, including the following:

○	UFPB makes an unsupported statement without factual basis that “shareholders could receive approximately 66% greater return by simply liquidating assets.” Any liquidation or run-off of the Company’s portfolio would require continuing management involvement and associated expense for a substantial period of time. To imply otherwise is misleading.

○	UFPB makes a factually inaccurate statement that management is paid “approximately $1 million per year in compensation.” As set forth in the Company’s Annual Report on Form 10-K, the Company’s two named executive officers earned an aggregate of $635,463 in total compensation for the year ended December 31, 2018.

○	UFPB makes a misleading statement that the expected, post-closing special dividend to the Company’s shareholders “may have negative tax consequences for Rand shareholders.” Neither the April 28 Advertisement nor the UFPB Preliminary Proxy Statement provide the Company’s shareholders with any information to evaluate what these “negative tax consequences” consist of.

Mr. Raymond Be, Esq. April 29, 2019 Page 5

We expect that UFPB will file the April 28 Advertisement with the SEC pursuant to Rule 14a-12. If this does not occur, we are happy to provide the Staff with a copy of the April 28 Advertisement for its review.

Deficiencies in Preliminary Proxy Statement

6.	In the April 26 Presentation and the April 28 Advertisement, UFPB makes unsupported and misleading statements to aid in their solicitation of the Company’s shareholders to vote against the Company’s proposals. However, these statements are not set forth or described in the UFPB Preliminary Proxy Statement. UFPB effectively seeks to engage in an end run around the review by the Staff of the substance of their statements, which as described above contain factual inaccuracies and lack a factual basis, by not including these arguments in the UFPB Preliminary Proxy Statement. UFPB should be required to revise the UFPB Preliminary Proxy Statement to incorporate its 14a-12 soliciting materials into the UFPB Preliminary Proxy Statement so as to subject those statements to Staff review.

7.	The UFPB Preliminary Proxy Statement references throughout that UFPB plans to distribute a “white” proxy card to the Company’s shareholders. The Company’s proxy card that has already been distributed for use by the Company’s shareholders and is currently being used and returned by the Company’s shareholders is on white paper. In accord with Note C to Rule 14a-9, to avoid misleading the Company’s shareholders, UFPB must be required to use a color for its proxy card other than white.

8.	UFPB’s statement on page 2 of the UFPB Preliminary Proxy Statement that the sale of shares of the Common Stock under the Sale Below NAV Proposal will result in “relinquishing control of the Company” is misleading. As fully and accurately described in the Company’s definitive proxy statement, while East Asset Management, LLC (“East”) will own approximately 57% of the outstanding Common Stock after the completion of the transactions, pursuant to the terms of a shareholders’ agreement to be entered into between the Company and East at the closing of the transactions, East will be limited, by contract, to designating for nomination only a minority of the members of the Company’s board of directors. Furthermore, the terms of the shareholders’ agreement also specifically provide that East’s designation rights thereunder are to be the exclusive means by which East may designate or nominate persons for election to the Company’s board of directors and that East will not avail itself of any other means or rights to seek to designate or nominate a person to the Company’s board of directors. Therefore, given a majority of the Company’s board of directors will remain unaffiliated with East, it is inaccurate to characterize the transaction as “relinquishing control of the Company” without further clarification. In light of the foregoing, UFPB’s disclosure should be revised to avoid misleading the Company’s shareholders.

Mr. Raymond Be, Esq. April 29, 2019 Page 6

9.	UFPB’s statement on page 3 of the UFPB Preliminary Proxy Statement that approval of Proposal 4 – Certificate of Incorporation Amendment Proposal would “allow Rand management to potentially enter into other dilutive transactions without the consent of shareholders” is inaccurate and misleading. Under the New York Business Corporation Law (“NYBCL”), the Company’s board of directors has full and complete authority to issue shares of Common Stock for such consideration as the board deems adequate without the need to obtain consent of the Company’s shareholders. As drafted, UFPB’s statement implies, inaccurately, that the Company’s currently shareholders have the right to approve any future issuance of Common Stock by the Company and that Proposal 4 is somehow intended to disadvantage them. Furthermore, any future issuance of shares of Common Stock will continue to be subject to the requirement of the Investment Company Act of 1940, as amended (“1940 Act”), including Section 63(2) of the 1940 Act, which requires approval from the Company’s shareholders for any issuance of Common Stock at a price per share that is less than the Company’s then-current net asset value per share. Given the foregoing, UFPB’s disclosure should be revised to avoid misleading the Company’s shareholders.

10.	UFPB’s statement on page 3 of the UFPB Preliminary Proxy Statement with respect to Proposal 5 – Proposal to Approve Adjournment of Special Meeting – that the Company’s management should not be “permitted to alter the Special Meeting process” – is inaccurate and misleading. A proposal to allow for adjournment of a special meeting is a customary proposal for a company to put forth for approval by shareholders in connection with a strategic transaction. Furthermore, adjournment of a special meeting is a permitted manner of seeking additional time, if necessary, for consideration of the proposals by the Company’s shareholders and is specifically permitted under the terms of the Company’s by-laws and the NYBCL. Proposal 5 does not “alter” the shareholder approval process in any sense, but rather is normal and customary and fully permitted by applicable law. Given the foregoing, UFPB’s disclosure should be revised to avoid misleading the Company’s shareholders.

11.	UFPB’s disclosure on page 12 of the UFPB Preliminary Proxy Statement is deficient as it fails to meet the requirements of Item 5(a) of Schedule 14A as a result of UFPB’s failure to name either Stevenson or Bruce Howard, each identified in the UFPB Schedule 13D, or describe their respective substantial interests in the solicitation. Each of Stevenson and Bruce Howard fit within the categories of persons described in paragraphs (a)(iii), (iv), (v) or (vi) of Instruction 3 to Item 4 of Schedule 14A.

12.	UFPB’s disclosure on page 12 of the UFPB Preliminary Proxy Statement is also deficient as it fails to meet the requirements of Item 6(d) of Schedule 14A. As described in the UFPB Schedule 13D, Stevenson controls the board of managers of UFH. UFPB is a wholly owned subsidiary of UFH, and, as a result, Stevenson should have, for purposes of determining beneficial ownership under Rule 13d-3 promulgated under the Exchange Act, indirect shared voting and dispositive power over the shares of the Common Stock held by UFPB.

Mr. Raymond Be, Esq. April 29, 2019 Page 7

We appreciate the opportunity to share the Company’s concerns with you.

If you have any questions concerning the foregoing, please contact me at (716) 848-1266 or John J. Zak at (716) 848-1253.

Sincerely,

/s/ Craig M. Fischer
Craig M. Fischer

cc:	Marianne Dobelbower, Esq., Securities and Exchange Commission

Erland Kailbourne, Rand Capital Corporation
Allen F. Grum, Rand Capital Corporation
Daniel P. Penberthy, Rand Capital Corporation

John J. Zak, Esq., Hodgson Russ LLP